# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001841430

## Reporting persons
- Hellman & Friedman Capital Partners X (Parallel), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 85,733,022; shared voting power 0; sole dispositive power 85,733,022; shared dispositive power 0; aggregate amount beneficially owned 85,733,022 (9.2% of the class)
- HFCP X (Parallel - A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 8,955,577; shared voting power 0; sole dispositive power 8,955,577; shared dispositive power 0; aggregate amount beneficially owned 8,955,577 (1% of the class)
- Mend Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,806,160; shared voting power 0; sole dispositive power 4,806,160; shared dispositive power 0; aggregate amount beneficially owned 4,806,160 (0.5% of the class)
- Mend Investment Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 115,808,277; shared voting power 0; sole dispositive power 115,808,277; shared dispositive power 0; aggregate amount beneficially owned 115,808,277 (12.5% of the class)
- Hellman & Friedman Investors X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 215,303,036; shared voting power 0; sole dispositive power 215,303,036; shared dispositive power 0; aggregate amount beneficially owned 215,303,036 (23.2% of the class)
- Mend Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,806,160; shared voting power 0; sole dispositive power 4,806,160; shared dispositive power 0; aggregate amount beneficially owned 4,806,160 (0.5% of the class)
- Mend Investment Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 115,808,277; shared voting power 0; sole dispositive power 115,808,277; shared dispositive power 0; aggregate amount beneficially owned 115,808,277 (12.5% of the class)
- Hellman & Friedman Capital Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 115,808,277; shared voting power 0; sole dispositive power 115,808,277; shared dispositive power 0; aggregate amount beneficially owned 115,808,277 (12.5% of the class)
- H&F Corporate Investors X, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 215,303,036; shared voting power 0; sole dispositive power 215,303,036; shared dispositive power 0; aggregate amount beneficially owned 215,303,036 (23.2% of the class)

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Hellman & Friedman Capital Partners X (Parallel), L.P., a Cayman Islands exempted limited partnership ("HFCP X Parallel")
(ii) HFCP X (Parallel - A), L.P., a Delaware limited partnership ("HFCP X Parallel-A")
(iii) Mend Partners II, L.P., a Delaware limited partnership ("Mend Partners II")
(iv) Mend Investment Holdings I, L.P., a Delaware limited partnership ("Mend Investment I")
(v) Hellman & Friedman Investors X, L.P., a Cayman Islands exempted limited partnership ("Investors X GP")
(vi) Mend Partners GP, LLC, a Delaware limited liability company ("Mend GP")
(vii) Mend Investment Holdings GP, LLC, a Delaware limited liability company ("Mend Investment GP")
(viii) Hellman & Friedman Capital Partners X, L.P., a Cayman Islands exempted limited partnership ("HFCP X")
(ix) H&F Corporate Investors X, Ltd., a Cayman Islands exempted company ("Investors X Ltd.")

Investors X GP is the general partner of HFCP X Parallel and HFCP X Parallel-A. Mend GP is the general partner of Mend Partners II. Investors X GP is the managing member of Mend GP. Mend Investment GP is the general partner of Mend Investment I. HFCP X is the managing member of Mend Investment GP. Investors X GP is the general partner of HFCP X. Investors X Ltd. is the general partner of Investors X GP.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference into this Item 4.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 215,303,036 shares of the Class A common stock of Medline Inc. (the "Class A Common Stock"), consisting of (i) 85,733,022 shares of the Class A Common Stock held by HFCP X Parallel, (ii) 8,955,577 shares of Class A Common Stock held by HFCP X Parallel-A, (iii) 4,806,160 shares of Class A Common Stock held by Mend Partners II, (iv) 19,310 shares of Class A Common Stock held by Mend Investment I, and (v) 115,788,967 shares of Class A Common Stock issuable to Medline Investment I upon exchange for an equal number of the common units of Medline Holdings L.P. (the "Common Units") held by Medline Investment I. The Common Units held by Mend Investment I are paired with an equal number of shares of the Class B common stock of Medline Inc. (the "Class B Common Stock"). Pursuant to the terms of an exchange agreement, dated as of December 16, 2025, holders of Common Units have the right to exchange their Common Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and re-classifications. These exchange rights do not expire. Shares of the Class B Common Stock have no economic value and have one vote per share. One share of Class B Common Stock is issued for each Common Unit held. Upon an exchange of Common Units for shares of the Class A Common Stock, an equivalent number of shares of Class B Common Stock held by such holder will be automatically cancelled.

Mend GP is the general partner of Mend Partners II and may, as a result, be deemed to beneficially own the 4,806,160 shares of Class A Common Stock beneficially owned by Mend Partners II. Mend Investment GP is the general partner of Mend Investment I and HFCP X is the managing member of Mend Investment GP and, as a result, each of Mend Investment GP and HFCP X may be deemed to beneficially own the 115,808,277 shares of Class A Common Stock beneficially owned by Mend Investment I. Investors X GP is the managing member of Mend GP and the general partner of each of HFCP X Parallel, HFCP X Parallel-A and HFCP X as, as a result, may be deemed to beneficially own an aggregate of 215,303,036 shares of Class A Common Stock beneficially owned by such entities. Investors X Ltd. is the general partner of Investors X GP and may, as a result, be deemed to beneficially own the 215,303,036 shares of Class A Common Stock beneficially owned by Investors X GP. A three-member board of directors of Investors X Ltd. has voting and investment discretion over the securities held by HFCP X Parallel, HFCP X Parallel-A, Mend Partners II., and Mend Investment I. Each of the members of the board of directors of Investors X Ltd. disclaims beneficial ownership of such shares.
Percent of class: The ownership percentages reflected in this Schedule 13G are calculated based on (i) 811,418,179 shares of Class A Common Stock outstanding as reported in the Issuer's Final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 18, 2025, following the underwriters' exercise in full of their option to purchase additional shares of Class A Common Stock, (ii) plus 2,098,005 shares of Class A Common Stock issued to Mend Investment I on December 18, 2025 in exchange for an equal number of Common Units, plus (iii) the 115,788,967 shares of Class A Common Stock issuable to the Reporting Persons upon exchange of Common Units.
Sole power to vote or to direct the vote: See row 5 on each of the cover pages of this Schedule 13G.
Shared power to vote or to direct the vote: See row 6 on each of the cover pages of this Schedule 13G.
Sole power to dispose or to direct the disposition: See row 7 on each of the cover pages of this Schedule 13G.
Shared power to dispose or to direct the disposition: See row 8 on each of the cover pages of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Signatures of the Reporting Persons
Exhibit 99.2 - Joint Filing Agreement, by and among, the Reporting Persons, dated as of Febuary 13, 2026

## Signatures
- Hellman & Friedman Capital Partners X (Parallel), L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- HFCP X (Parallel - A), L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Mend Partners II, L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Mend Investment Holdings I, L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Hellman & Friedman Investors X, L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Mend Partners GP, LLC: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Mend Investment Holdings GP, LLC: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- Hellman & Friedman Capital Partners X, L.P.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)
- H&F Corporate Investors X, Ltd.: /s/ Jacob Best, Jacob Best, Vice President of H&F Corporate Investors X, Ltd., See Exhibit 99.1 (02/13/2026)